Exhibit 99.1

Aphria to commence trading on the nyse on november 2

•	Aphria's shares will trade on the NYSE under ticker symbol "APHA"
•	Ticker symbol on the Toronto Stock Exchange (TSX) will also change from “APH” to “APHA”

Leamington, Ontario – October 30, 2018 – Aphria Inc. (“Aphria” or the “Company”) (TSX: APH) and (US OTC: APHQF) announced today that its common shares have been approved for listing on the New York Stock Exchange (“NYSE”) and will commence trading effective the open of markets on November 2, 2018.

Aphria's shares will trade on the NYSE under ticker symbol "APHA". The Company’s ticker symbol on the Toronto Stock Exchange (TSX) will also change from “APH” to “APHA”, effective November 2, 2018. Existing shares of Aphria, which previously traded on the OTCQB under the ticker symbol "APHQF" will now trade on the NYSE.

“Listing on the NYSE provides Aphria with access to the largest equity market in the world, with increased exposure to a vast array of US institutional and retail investors. This strategic move aligns directly with our growth ambitions as we enter an elite peer group of respected, high-profile corporate brands listed on the NYSE,” said Vic Neufeld, Aphria CEO.

Mr. Neufeld added: “We are excited to usher in a new era with the recent legalization of adult-use cannabis in Canada and as we aim to further expand our footing in exciting markets such as Latin America, the Caribbean and Europe. Aphria is well-positioned to capitalize on this fast-growing industry.”

Upon commencement of trading on the NYSE, Aphria intends to voluntarily delist its shares from the OTCQB. While shareholders are not required to take any action, the Company recommends that holders who bought shares on the OTCQB monitor their institution/brokerage account to ensure their holdings are correctly reflected under the new ticker symbol.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Tamara Macgregor
Vice President, Communications
tamara.macgregor@aphria.com
437-343-4000

For investor inquiries please contact:

John Sadler

Vice President, Investor Relations

john.sadler@aphria.com

416-315-0600

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, the timeline for trading on the NYSE, the benefits of trading on the NYSE, the timing for delisting from the OTCQB, expected timelines for the U.S. government to legalize medical cannabis, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.